

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

October 25, 2016

Via E-mail
Richard T. Dillon
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive
Chicago, Illinois

>    **Re:     Century Aluminum Company**
>    **Form 10-K for Fiscal Year Ended December 31, 2015**
>    **Filed March 7, 2016**
>    **File No. 1-34474**

Dear Mr. Dillon:

We refer you to our comment letter dated September 30, 2016, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:     John Reynolds
        Assistant Director
        Division of Corporation Finance

        Morgan Fox Walbridge
        Associate General Counsel
        Century Aluminum Company

        John T. Blatchford
        VedderPrice